Exhibit 1.01

Conflict Minerals Report

Urologix, Inc.

2013 Calendar Year

Unless otherwise defined in this Conflict Minerals Report, terms have the meanings ascribed to them in Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”), the instructions to Form SD, and the SEC Release relating to the Rule (Release No. 34-67716 dated August 22, 2012).

(1)	Due Diligence

"Urologix,” "we," "our" and "us" are used interchangeably to refer to Urologix, Inc. The following is a description of the measures we took to exercise due diligence on the source and chain of custody of conflict minerals contained in certain products the Company manufactured or contracted to manufacture in the reporting period of January 1, 2013 to December 31, 2013. These products are identified below under Section 2 of this Conflict Minerals Report.

The Company did not use any formal due diligence framework, including the framework developed by the Organization for Economic Co-operation and Development (OECD), to determine the source and chain of custody of conflict minerals. The Company designed and implemented its due diligence process, which is described below, based upon the results of its reasonable country of origin inquiry and the nature of its supply chain, in light of the requirements of the Rule.

Due Diligence Process:

As a first step in its due diligence process, Urologix established a Conflict Minerals Committee consisting of the Chief Financial Officer, Director of Finance, Supply Chain Manager, and Supply Chain Coordinator. The Supply Chain Manager and Supply Chain Coordinator were educated on the requirements of the Rule. The Conflict Minerals Committee is responsible for designing and implementing the due diligence process and for future improvements to the Company’s conflict minerals supply chain management.

Next, Urologix determined that Conflict Minerals are contained in certain products manufactured or contracted to be manufactured by us, namely our CoolWave control unit and CTC Advance microwave catheter kits and the Prostiva radio frequency generators and hand pieces (the “Covered Products”), and that the Conflict Minerals are necessary to the functionality or production of these Covered Products.

Then, we obtained a list of all of our suppliers for the Covered Products and filtered the list to remove all service, consultant, and non-product suppliers, as well as all suppliers that we had not purchased from during calendar year 2013. Urologix then conducted a supply chain survey of suppliers for the Covered Products using the Electronic Industry Citizenship Coalition, Incorporated & Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals reporting template. That template provided us with a standardized method for the collection of representations, statements and data from our suppliers relating to the presence, use, source and chain of custody of Conflict Minerals in supplier parts that are incorporated in the Covered Products. As a downstream manufacturer, we rely on our suppliers to provide the origins of all Conflict Minerals, including smelter and mine locations, and transit routes. We surveyed a total of 104 suppliers.

We surveyed our suppliers in good faith, utilizing up to three rounds of communications with our suppliers through May 2014. We evaluated returned surveys to identify: (i) completeness and responsiveness of the information provided by suppliers; (ii) the use of Conflict Minerals in products produced by these suppliers as well as in the products sold to us included in the Covered Products; (iii) country of origin information relating to these Conflict Minerals; and (iv) any warning signs indicating that Conflict Minerals may have come from the Covered Countries. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. Of the 104 suppliers surveyed, we received responses from 86 percent of suppliers.

Of the responses we received, one supplier indicated that the source of some of the Conflict Minerals contained in its products was from smelters who obtained these conflict minerals from one or more of the Covered Countries, but did not specify the country of origin. The supplier represented to us that each of these smelters were certified to be a Conflict-Free Smelter. Based upon the survey responses from the remaining suppliers, we do not have sufficient information to determine each of the specific facilities used to process Conflict Minerals used in the Covered Products or to identify specific countries of origin for the Conflict Minerals used in all of the Covered Products (whether manufactured or contracted to be manufactured by us). As such, we have concluded that the Covered Products are DRC conflict undeterminable.

We intend on taking a number of steps in reporting year 2014 to mitigate the risk that necessary conflict minerals benefit or finance armed groups. First, we will continue to enhance our supplier engagement efforts, including working with suppliers who provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2014. For those suppliers where we are unable to determine the country of origin of necessary conflict minerals in our Covered Products, we are developing and implementing a risk mitigation response plan to review our business relationships with these suppliers, which mitigation may include identifying an alternate supply. We are also considering including a conflict minerals clause in our purchase order standard terms and conditions and considering adding a conflict minerals clause to our agreement templates for incorporation in new agreements.

We have made the Conflict Minerals Report publically available on the Company’s website at: www.urologix.com/investor-center.php

(2)	Product Description

The following table lists products that we manufacture or contract to be manufactured that contain necessary Conflict Minerals, all of which are DRC conflict undeterminable.

Product Name	Product Description	Facilities Used to Process Necessary Conflict Minerals	Country of Origin of Necessary Conflict Minerals
CoolWave Control Unit	Contains tin in the PC boards, solder, wire connectors, and wire harnesses. Contains gold in the PC boards and wire connectors. Contains tantalum in the capacitors.	Undetermined	Undetermined
CTC Advanced Mircowave Catheter	Contains tin in the PC boards, solder, wire connectors, and wire harnesses. Contains gold in the PC boards and wire connectors.	Undetermined	Undetermined
Prostiva Generator	Contains tin in the PC boards, solder, wire connectors, and wire harnesses. Contains gold in the PC boards and wire connectors. Contains tantalum in the capacitors.	Undetermined	Undetermined
Prostiva Hand Piece	Contains tin in the PC boards, solder, wire connectors, and wire harnesses. Contains gold in the PC boards and wire connectors.	Undetermined	Undetermined